[ING LOGO]

January 20, 2010

ING Infrastructure, Industrials and Materials Fund

7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brion R. Thompson, Esq.

Re:	ING Infrastructure, Industrials and Materials Fund Registration Statement on Form N-2 (File Nos. 333-147343 and 811-22144)

Dear Mr. Thompson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ING Infrastructure, Industrials and Materials Fund (the “Fund”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 10:00 a.m., New York City time, on January 26, 2010, or as soon thereafter as practicable.

Also, in accordance with Section 12 of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, the Fund respectfully requests that the above-referenced Form 8-A become effective upon the effectiveness of the Registration Statement.

Sincerely,

ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

By:	/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Secretary

7337 East Doubletree Ranch Road	Scottsdale, AZ 85258-2034	Toll Free: 800.745.4746

[CITIGROUP LETTERHEAD]

January 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720

Attention:  Brion R. Thompson

Re:	ING Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Interest Registration Statement on Form N-2 File Nos. 333-147343 and 811-22144

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the ING Infrastructure, Industrials and Materials Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on January 26, 2010, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
As Representative

By:	/s/ Kevin Deignan
Kevin Deignan
Director- Investment Banking Financial
Institutions Group